MITA

Profit and Loss

January - December 2022

	TOTAL
Income	
4000 Sales	55,884.85
Total Income	**$55,884.85**
Cost of Goods Sold	
50000 Cost of Goods Sold	
5100 Food Cost	11,797.70
5600 Paper and Packaging	5,050.01
Total 50000 Cost of Goods Sold	**16,847.71**
Total Cost of Goods Sold	**$16,847.71**
GROSS PROFIT	**$39,037.14**
Expenses	
6000 Labor	
6001 Labor Expense	
6100 Management Salaries and Wages	42,898.69
6200 Staff Salaries and Wages	
6245 Service Charges	-53,627.00
Total 6200 Staff Salaries and Wages	**-53,627.00**
Total 6001 Labor Expense	**-10,728.31**
6300 Employee Benefits	
6310 Payroll Taxes	-16.81
6340 Payroll Processing Fees	2,748.97
Total 6300 Employee Benefits	**2,732.16**
Total 6000 Labor	**-7,996.15**
7100 Direct Operating Expenses	
7156 Restaurant Supplies	1,500.00
7199 Uniforms	209.43
Total 7100 Direct Operating Expenses	**1,709.43**
7300 Marketing	5,881.11
7400 Utilities	48.98
7450 Telephone/Internet/Cable	33.90
Total 7400 Utilities	**82.88**
7500 General and Administrative Expe	
7504 Legal & Professional Services	4,560.00
7506 Bank Charges	376.00
7520 Auto or Truck Expenses	1,551.55
7528 Taxes & Licenses	2,564.62
7532 Office Expenses	7,505.88
7552 Meals & Entertainment	1,971.64
Total 7500 General and Administrative Expe	**18,529.69**
7600 Repairs & Maintenance	1,522.32

MITA

Profit and Loss

January - December 2022

	TOTAL
8100 Occupancy Costs	17,649.90
QuickBooks Payments Fees	1,560.95
Total Expenses	**$38,940.13**
NET OPERATING INCOME	**$97.01**
Other Income	
8510 Interest Income	0.22
Total Other Income	**$0.22**
Other Expenses	
9999 Suspense	53.00
Total Other Expenses	**$53.00**
NET OTHER INCOME	**$ -52.78**
NET INCOME	**$44.23**

MITA

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Checking (8667)	1,911.60
1001 Savings (2256)	6.79
1010 EagleBank	167,585.97
1040 Petty Cash	0.00
Total Bank Accounts	**$169,504.36**
Accounts Receivable	
1200 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
12000 Undeposited Funds	0.00
1413 Prepaid Rent	30,000.00
Uncategorized Asset	0.00
Total Other Current Assets	**$30,000.00**
Total Current Assets	**$199,504.36**
Fixed Assets	
1510 Property & Equipment	0.00
Total Fixed Assets	**$0.00**
Other Assets	
1900 Security Deposits	14,468.00
Total Other Assets	**$14,468.00**
TOTAL ASSETS	**$213,972.36**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2240 Employee Tips Payable	0.00
2300 Sales Tax Payable	0.00
District of Columbia Office of Tax and Revenue Payable	0.00
PR Liabilities	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
3000 Miguel Guerra Equity	4,399.88
3010 Miguel Guerra Contributions	0.00
3011 Miguel Guerra Distributions	-5,556.00
Total 3000 Miguel Guerra Equity	**-1,156.12**

MITA

Balance Sheet

As of December 31, 2022

	TOTAL
3001 Tatiana Mora Equity	14,301.00
3012 Tatiana Mora Contributions	0.00
3013 Tatiana Mora Distributions	-6,716.75
Total 3001 Tatiana Mora Equity	**7,584.25**
3002 Suyana Investments Equity	197,500.00
3003 Jesus Moreno Ortiz Equity	10,000.00
32000 Retained Earnings	0.00
Net Income	44.23
Total Equity	**$213,972.36**
TOTAL LIABILITIES AND EQUITY	**$213,972.36**

MITA

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	44.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	0.00
1413 Prepaid Rent	-30,000.00
Uncategorized Asset	0.00
District of Columbia Office of Tax and Revenue Payable	0.00
PR Liabilities	-43.01
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-30,043.01**
Net cash provided by operating activities	**$ -29,998.78**
INVESTING ACTIVITIES	
1510 Property & Equipment	0.00
1900 Security Deposits	-13,468.00
Net cash provided by investing activities	**$ -13,468.00**
FINANCING ACTIVITIES	
3000 Miguel Guerra Equity	4,399.88
3001 Tatiana Mora Equity	14,301.00
3002 Suyana Investments Equity	197,500.00
3003 Jesus Moreno Ortiz Equity	10,000.00
3010 Miguel Guerra Equity:Miguel Guerra Contributions	-1,600.00
3011 Miguel Guerra Equity:Miguel Guerra Distributions	16,495.46
3012 Tatiana Mora Equity:Tatiana Mora Contributions	-11,500.00
3013 Tatiana Mora Equity:Tatiana Mora Distributions	15,334.72
32000 Retained Earnings	-49,703.81
Net cash provided by financing activities	**$195,227.25**
NET CASH INCREASE FOR PERIOD	**$151,760.47**
Cash at beginning of period	17,743.89
CASH AT END OF PERIOD	**$169,504.36**